--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14f-1
                               UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File No. 33-20185

                                NEW SYSTEMS, INC.
                    (Exact name of registrant in its charter)


              NEVADA                                     87-0454377
              -------                                    ----------
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)


                3040 E. COMMERCIAL BLVD., FT. LAUDERDALE, FL 33308
                --------------------------------------------------
           (Address of principal executive office, including Zip Code)


                 Registrant's telephone number - (954) 772-2297


         Securities registered under Section 12(g) of the Exchange Act:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                              (Title of each class)



--------------------------------------------------------------------------------

                                NEW SYSTEMS, INC.
                          3040 E. COMMERCIAL BOULEVARD
                          FT. LAUDERDALE, FLORIDA 33308
--------------------------------------------------------------------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

   WE ARE FURNISHING THIS INFORMATION STATEMENT TO ALL OF OUR STOCKHOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON NOVEMBER 21, 2001 OF OUR COMMON STOCK,
                                $.001 PAR VALUE

           THIS NOTICE IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT") AND RULE 14F-1 OF THE SECURITIES
                        AND EXCHANGE COMMISSION ("SEC").


                                  INTRODUCTION

       As reported by New Systems, Inc. ("New Systems") in that Information Statement on Schedule 14C filed with the Securities and Exchange Commission
(SEC) on November 9, 2001, New Systems entered into an Agreement and Plan of Merger (the "Merger Agreement") on August 21, 2001 with Tremor Entertainment, Inc., a California corporation ("Tremor"), and New Tremor Acquisition Corp., a California corporation and newly formed subsidiary of New Systems ("Merger Sub"), pursuant to which the Merger Sub will merge with and into Tremor and Tremor, as the surviving corporation, will become a wholly-owned subsidiary of New Systems (the "Merger"). Upon the completion of the Merger (the "Effective Date"), New Systems will change its name to "Tremor Entertainment, Inc." The transactions contemplated by the Merger Agreement have been approved by the written consent of the holders of a majority of the issued and outstanding shares of common stock of New Systems and are expected to be completed on or about December 3, 2001.

       Because of the change of ownership and the composition of the board of directors contemplated by the Merger Agreement, there will be a change in control of New Systems upon completion of the Merger.

       This Information Statement briefly describes the change of control of New Systems effected by the Merger and contains biographical and other information concerning the executive officers and directors following the Merger.


                                CHANGE OF CONTROL

       As of November 26, 2001, New Systems had 3,353,000 shares of its common stock issued and outstanding. There are no outstanding rights, options, warrants or other obligations to issue any additional securities of New Systems.

       Giving effect to the Merger and the issuance to Tremor's security holders of shares of the common stock, par value $.001 per share, of New Systems (the "New Systems Stock") in accordance with the Merger Agreement, at the Effective Date the security holders of Tremor will have acquired an aggregate of 14,844,000 shares of New Systems Stock, representing approximately

90.5% of the issued and outstanding equity interest and voting rights of New Systems (exclusive of approximately 1,322,000 shares of New Systems Stock reserved for issuance upon the exercise of outstanding options and warrants assumed by New Systems) at the Effective Date. An aggregate of approximately 17,719,000 shares of New Systems Stock, on a fully diluted basis, shall be outstanding or reserved for issuance upon exercise of options and warrants assumed by New Systems immediately after the Effective Date.

       As also contemplated by the Merger Agreement, immediately following the effective time of the Merger the existing board of directors of New Systems will resign and a new board will be formed, consisting of Mr. Steven Oshinsky, who will serve as Chairman of the Board, Mr. Karl Flowers and Mr. Martin Eric Weisberg. Each of Messrs. Oshinsky, Flowers and Weisberg is currently a director and/or officer of Tremor.

       None of Messrs. Oshinsky, Flowers and Weisberg will, however, begin his respective term as director until after the completion of the Merger and the expiration of the ten (10) day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 promulgated by the SEC under the Exchange Act of 1934, as amended (the "Exchange Act") or the date of mailing of this Information Statement to the stockholders of New Systems.

       As a result of the majority voting stock ownership of the Tremor security holders and their director status, upon completion of the Merger, Messrs. Oshinsky, Flowers and Weisberg will be in control of the business and affairs of New Systems.


                    PREVIOUS CHANGE IN CONTROL OF THE COMPANY
                             DURING 2001 FISCAL YEAR

       As reported in the Form 10-QSB for the quarter ended June 30, 2001 filed on August 14, 2001 by New Systems, on or about July 23, 2001, RAM Venture Holdings Corp. ("RAM Venture") and KM Financial, Inc., stockholders of New
Systems, sold a total of 1,800,000 shares of New Systems Stock, representing almost fifty-four percent (54%) of the then issued and outstanding shares of New Systems Stock, to Tremor for aggregate consideration of $505,000. As a result of that transaction, Tremor acquired majority control of New Systems. Pursuant to the stock purchase agreement entered into among such parties, Tremor granted to RAM Venture and KM Financial, Inc. a proxy to vote the 1,800,000 shares, in Tremor's name, at any meeting of stockholders of New Systems or in connection with any written consent of the stockholders of New Systems in lieu of a meeting thereof, which proxy would terminate automatically at the effective time of the Merger without any further action on the part of any party thereto. As contemplated by the Merger Agreement, immediately prior to the Effective Date of the Merger, Tremor shall surrender for cancellation the 1,800,000 shares previously having been acquired.


                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth, as of November 26, 2001, regarding beneficial ownership of common stock of New Systems by: (i) each person known by New Systems to be the beneficial owner of more than 5% of the outstanding shares of its common stock; (ii) each current director and executive officer of New Systems; (iii) all current officers and directors of New Systems as a group; and
(iv) all proposed directors and officers of New Systems after giving effect to the Merger. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.


                                             Pre-Merger Holdings                 After Closing Merger Holdings
                                             -------------------                 -----------------------------

                                      Shares of New Systems                Shares of New Systems
         Name and Address                    Stock             Percentage             Stock             Percentage
       Of Beneficial Owner             Beneficially Owned     of Class(1)    Beneficially Owned (2)    of Class (3)
       -------------------             ------------------     --------       ------------------        --------

Tremor Entertainment Inc.
2621 West Empire Avenue                  1,800,000 (4)          53.68%                    0 (5)             *
Burbank, CA  91504

RAM Venture Holdings Corp.
3040 E. Commercial Blvd                  1,860,000 (6)          55.47%              610,000 (6)(7)          3.66%
Fort Lauderdale, FL 33308

KM Financial, Inc.
6350 E. Thomas Road, Ste 240               360,000 (8)          10.74%               60,000 (8)             *
Scottsdale, AZ 85251

Norman Becker  (9)(10)                          0                  *                      0                 *

Frank R. Bauer (9)(10)                          0                  *                      0                 *

Diane Martini (9)(10)                           0                  *                      0                 *

Steven Oshinsky (11)(12)                        0                  *             10,714,000 (13)            64.70%

RAM Capital Management Trust (11)               0                  *             10,514,000 (14)            63.50%

Karl Flowers (11)(12)                           0                  *                644,000 (15)             3.89%

Martin Eric Weisberg (11)(12)                   0                  *                216,000 (16)             1.30%

Rod Barr (11)(12)
President - Games Division                      0                  *                428,000 (17)             2.58%

Brennan Kelly (11)(12)                          0                  *                314,000 (18)             1.90%
Chief Technology Officer

Karen L. Benson (11) (12)
Vice President of Finance                       0                  *                152,000 (19)               *
  and Administration

Pre-Merger Executive Officers and
Directors as a Group (3 persons)                0                  *                      0                    *
(9)
Post-Merger Executive Officers
and Directors as a Group (6                     0                  *             12,468,000                 71.98%
persons) (11)                                                                  (13) and (15)- (19)



----------------------------
*  Represents less than 1%

(1) Based on 3,353,000 shares of New Systems Stock issued and outstanding immediately prior to the Merger. No derivative securities are issued and outstanding.

(2) Calculation gives effect to the 1:6000 stock split effected on November 13, 2001 by Tremor and the 2000:1 exchange ratio applied at the Effective Date pursuant to the Merger Agreement

(3) Based on 16,397,000 shares of New Systems Stock issued and outstanding following the Merger (exclusive of outstanding warrants and options), after giving effect to the 2000:1 exchange ratio provided for in the Merger Agreement.

(4) Tremor has granted a proxy to each of RAM Venture Holdings Corp. and KM Financial, Inc. to vote 1,500,000 shares and 300,000 shares, respectively, of common stock previously sold by them to Tremor, in the name of Tremor, at any meeting of stockholders of New Systems or in connection with any written consent of the stockholders of New Systems in lieu of a meeting, which proxy shall terminate upon the earlier of the Effective Date or the termination of the Merger Agreement.

(5) Immediately prior to the Effective Date, the 1,800,000 shares of New Systems Stock owned by Tremor will be surrendered for cancellation.

(6) RAM Venture Holdings Corp. has been granted a proxy by Tremor to vote 1,500,000 of Tremor's shares of New Systems Stock and has sole voting power to vote these shares in the name of Tremor at any meeting of stockholders of New Systems or in connection with any written consent of the stockholders of New Systems in lieu of a meeting, which proxy shall terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement. Immediately prior to the Effective Date, the 1,500,000 shares of New Systems stock owned by Tremor will be surrendered for cancellation.

(7) Includes warrants currently exercisable to acquire an aggregate of 250,000 shares of common stock, at an exercise price of $.30 per share.

(8) KM Financial has been granted a proxy by Tremor to vote 1,500,000 of these shares and has sole voting power to vote these shares in the name of Tremor at any meeting of stockholders of New Systems or in connection with any written consent of the stockholders of New Systems in lieu of a meeting, which proxy shall terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement. Immediately prior to the Effective Date, the 1,500,000 shares of New Systems stock owned by Tremor will be surrendered for cancellation.

(9) Except where otherwise indicated, the address for all persons listed is c/o New Systems, Inc. 3040 E. Commercial Blvd., Ft. Lauderdale, FL 33308

(10)     Current Director of New Systems

(11) Except where otherwise indicated, the address for all persons listed is c/o Tremor Entertainment Inc., 2621 West Empire Avenue, Burbank, CA 91504

(12) Proposed director and/or executive officer of New Systems following completion of the Merger.

(13) Includes 10,254,000 shares of common stock held by RAM Capital Management Trust (giving effect to the conversion by RAM Capital Management Trust of its Series A Preferred Stock into 5,000 shares of Tremor's common stock immediately prior to the Merger) and 200,000 shares of common stock held by Harmony Investment Trust. Includes warrants held by Ram Capital Management Trust, currently exercisable, to acquire 260,000 shares of common stock at prices ranging from $0.30 to $9.00 per share. Mr. Oshinsky is the General Manager of RAM Capital Management Trust and Harmony Investments and beneficial ownership over the shares held by those entities may be attributable to Mr. Oshinsky.

(14) Includes warrants currently exercisable to acquire 260,000 shares of common stock at prices ranging from $0.30 to $9.00 per share.

(15) Includes options, currently exercisable, to acquire an aggregate of 166,000 shares of common stock at an exercise price of $0.30 per share and warrants, currently exercisable, to acquire 2,000 shares of common stock at an exercise price of $9.00 per share. Mr. Flowers has pledged approximately 430,000 shares of his common stock as collateral to secure loans made to Mr. Flowers by an entity affiliated with Mr. Oshinsky.

(16) Includes options, currently exercisable, to acquire an aggregate of 166,000 shares of common stock at an exercise price of $0.30 per share, and warrants, currently exercisable, to acquire 50,000 shares of common stock at an exercise price of $0.30 per share.

(17) Includes options, currently exercisable, to acquire an aggregate of 168,000 shares of common stock at prices ranging from $0.30 to $9.00 per share and warrants, currently exercisable, to acquire 2,000 shares of common stock at an exercise price of $0.30 per share.

(18) Includes options, currently exercisable, to acquire an aggregate of 168,000 shares of common stock at exercise prices ranging from $0.30 per share to $6.00 per share, and warrants, currently exercisable, to acquire 60,000 shares of common stock at an exercise price of $0.30 per share.

(19) Includes options, currently exercisable, to acquire an aggregate of 42,000 shares of common stock at exercise prices ranging from $0.30 per share to $6.00 per share.


                        DIRECTORS AND EXECUTIVE OFFICERS

       Upon completion of the Merger, the current directors of New Systems will be replaced by Steven Oshinsky, Karl Flowers and Martin Eric Weisberg, the existing directors of Tremor. The following tables sets forth information regarding the current executive officers and directors of New Systems and the proposed executive officers and directors of New Systems after the Merger.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

       Set forth below is certain information regarding the current executive officers and directors of the New Systems:

     NAME          AGE    POSITION                            SINCE
     ----          ---    --------                             -----

Norman Becker      64     Director, President and             April 2, 2001
                          Chief Executive Officer
Frank R. Bauer     57     Director and Vice President         April 2, 2001
Diane Martini      54     Director, Treasurer                 April 2, 2001
                          and Secretary

NORMAN H. BECKER

         Mr. Becker has served as a director and officer of New Systems since April 2, 2001. In addition, he has served as a director and President of RAM Venture Holdings Corp. since July 1, 1987 and January 15, 1993, respectively. Since January, 1985, Mr. Becker has also been self-employed in the practice of public accounting in Hollywood, Florida. Mr. Becker is a graduate of City College of New York (Bernard Baruch School of Business) and is a member of a number of professional accounting associations including the American Institute of Certified Public Accountants, the Florida Institute of Certified Public
Accountants and the Dade Chapter of Florida Institute of Certified Public Accountants.

FRANK R. BAUER

         Mr. Bauer has served as a director and officer of New Systems since April 2, 2001. In addition, he has been an officer and a director of RAM Venture Holdings Corp. since February 15, 1988 and its Vice President since January 4, 1993 through September, 1996. Mr. Bauer was also President and Chief Executive Officer of Specialty Device Installers, Inc., a privately held Florida corporation engaged in outside plant utility and construction contracting. In September of 1996 Specialty Device Installers, Inc. was acquired by Guardian International, Inc. Mr. Bauer is presently a manager at Guardian International, Inc. Mr. Bauer holds the Bachelor of Business Administration Degree from Stetson University in Deland, Florida.

DIANE MARTINI

         Ms. Martini has served as a director and officer of New Systems since April 2, 2001. In addition, she has been Secretary/Treasurer and a director of RAM Venture Holdings Corp. since January 12, 1993. Ms. Martini is also President and Chief Executive Officer of Financial Communications, Inc., a privately held Florida public relations and business consulting firm. Ms. Martini is married to principal shareholder of RAM Venture Holdings Corp., Ronald A. Martini.

EXECUTIVE OFFICERS AND DIRECTORS AFTER THE MERGER

       Set forth below is certain information regarding each of the directors expected to be appointed immediately after the Merger, to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified.

   NAME                      AGE                       POSITION
   ----                      ---                       --------

   Steven Oshinsky           41            Director and Chairman of the Board,
                                          President and Chief Executive Officer

   Karl Flowers              51                        Director

   Martin Eric Weisberg      50                 Director and Secretary

   Roderick B. Barr          37               President - Games Division

   Karen L. Benson           43               Vice President of Finance &
                                          Administration and Assistant Secretary

   Brennan Kelly             34                Chief Technology Officer


STEVEN OSHINSKY

       Mr. Oshinsky has served as President and Chief Executive Officer of Tremor since January 2001. Mr. Oshinsky entered the financial services business in 1985 in New York as a financial futures broker focusing primarily on foreign currency, U.S. treasuries and Standard & Poor's 500 futures. In 1993 he joined the investment banking firm of Barber and Bronson in Ft. Lauderdale, Florida as a Senior Account Executive, and in 1997, Mr. Oshinsky joined Thomas Green
Securities, Inc. in a similar capacity. In 1998, he founded RAM Capital Management to provide equity financing to small public companies. The operations of RAM Capital Management are primarily carried out by Mr. Oshinsky as that firm's General Manager. Mr. Oshinsky has been an Ambassador for the American Committee of the Weizmann Institute of Science since 1995, assisting the Committee with its fund raising activities.

KARL FLOWERS

       Mr. Flowers has served as a director of Tremor since August 2000. Mr. Flowers previously joined Tremor as a consultant in October 1999. In 2000, he formed Flow Capital Management, a private equity fund for which he serves as General Manager. From 1995 to 1999, Mr. Flowers served as an independent business consultant to private and public companies. From 1990 to 1995, Mr. Flowers served as National Sales Coordinator of Nationwide Housing Group, a real estate syndication firm. In April 1999, Mr. Flowers filed a Chapter 7 petition under the federal bankruptcy laws. Mr. Flowers has over 21 years of experience in a variety of capacities in the financial services industry, having worked with a number of nationally recognized financial services firms including Shearson Lehman, Prudential Bache and Smith Barney.

MARTIN ERIC WEISBERG

       Mr. Weisberg has served as a director of Tremor since January, 2001. Mr. Weisberg is a shareholder at the law firm of Jenkens & Gilchrist Parker Chapin LLP, which serves as general counsel to Tremor. Mr. Weisberg specializes in the areas of securities, mergers and acquisitions, financing and international transactions and has been in the private practice of law for 25 years. Mr. Weisberg is a summa cum laude graduate of Union College (B.A. 1972) and received his law degree from The Northwestern University School of Law (1975), where he graduated summa cum laude, was Articles Editor of the Law Review and was elected to the Order of the Coif. Mr. Weisberg also attended The London School of Economics and Political Science.

RODERICK B. BARR

       Mr. Barr is President of Tremor's Games Division and oversees business and product development for Tremor. He joined Tremor in 1999 as its Creative Director, and produced Railroad Tycoon II and Sega Swirl(R). Prior to joining Tremor, Mr. Barr was an independent producer who created, designed and produced software titles for such publishers as Mindscape, Titus, and ASC. He graduated Phi Beta Kappa from Princeton University in 1986.

KAREN L. BENSON

       Ms. Benson is Tremor's Vice President of Finance and Administration. She joined Tremor in December 1999 as Controller and was promoted to her current position in August 2000. Ms. Benson was involved in crisis management consulting from October 1996 to December 1999 and served as Vice President - Finance and Administration of a Los Angeles, California-based land use planning and civil engineering firm from May 1990 to December 1995. Ms. Benson served as Director of Finance-Administration at venture capital funded start-ups in the temporary professional industry from January 1986 to April 1990 and worked for the prior four years as an executive assistant in the high tech industry. She graduated from California State University Northridge in 1988 with a B.S. in accounting.

BRENNAN KELLY

       Mr. Kelly is Chief Technical Officer and manages the technological direction of Tremor. He is one of the founders of Tremor and has been involved as Technical Director and producer on Railroad Tycoon II PlayStation and KISS Psycho Circus. Prior to joining Tremor in September 1998, Mr. Kelly was a Lead Programmer with Gigawatt Studios from April 1997 to April 1998 and with Digital Domain from November 1995 to April 1997. He is a graduate of U.C.L.A. (B.A.,
1989).


                             EXECUTIVE COMPENSATION

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

         Each of Frank R. Bauer, Norman Becker and Diane Martini were elected members of the board of directors and assumed their respective executive office during the fiscal year 2001, for which positions they received no compensation, either in the form of a salary, bonus or other award or payout. Previously, the sole director and chief executive officer of New Systems was held by (i) Lloyd
T. Rochford, who served from March 2, 1999 until December 31, 2000 and (ii) William R. Parsons, who served from January 1, 2001 until his resignation in April 2, 2001. Neither of Messrs. Rochford nor Parsons received any compensation for their service.

EXECUTIVE OFFICERS AND DIRECTORS AFTER THE MERGER

       The following chart sets forth the compensation received by the current executive officers and directors of Tremor as of November 26, 2001:

                                                                              Long Term Compensation
                                                                       -------------------------------------
                                    Annual Compensation                         Awards           Payouts
                               -----------------------------           ---------------------     -----------
                                          Non-Cash                     Restricted  Options/      LTIP               All
Name & Position      Year      Salary     Bonus     Other              Stock       SARs          Payouts            Other
---------------      ----      ------     --------  --------           -------     -------       -----------        --------
Steven Oshinsky      2001      $     0    None       None              None          (*)           None             $18,000 (#)
Director, CEO and    2000      $     0    None       None              None          None          None              None
President (1)

Karl Flowers         2001      $     0    None       None              None          (*)           None             $12,000 (+)
Director (2)         2000      $     0    None       None              None         500,000        None              None

Martin E. Weisberg   2001      $     0    None       None              None         500,000        None             $10,000 (+)
Director and
Secretary (3)

Roderick B. Barr     2001      $75,000    None       None              None           (*)          None              None
President, Games     2000      $75,400    None       None              None         500,000        None              None
Division (4)

Karen Benson         2001      $75,000    None       None              None           (*)          None              None
VP, Finance and      2000      $52,700    None       None              None         120,000        None              None
Administration and
Assistant Secretary (5)

Brennan Kelly        2001      $75,000    None       None              None           (*)          None              None
CTO  (6)             2000      $77,500    None       None              None         500,000        None              None


----------

(*) No options have been granted to the named executive officer and/or director as of November 21, 2001 for the fiscal year 2001.

(#)      Named   officer   received   $1,500  a  month  for   automobile,   plus
         reimbursement of all business expenses.

(+) Named director received $1,000 a month for each month serving as a member of the board of directors during fiscal year 2001.

(1) Appointed Director in August 2000. Elected Chief Executive Officer and President in January 2001.

(2)      Appointed Director in August 2000.

(3)      Appointed Director in January 2001.

(4)      Elected President of the Games Division in August 2000.

(5)      Elected Vice President of Finance and Administration in August 2000.

(6)      Elected Chief Technical Officer in August 2000.


                               BOARD OF DIRECTORS

       Following the Merger, each new director to be appointed under the Merger Agreement will hold office until the next annual meeting of stockholders, and until his successor is elected and qualified. It is anticipated that each new director will receive $1,000 per month for serving as a member of the board of directors of New Systems. The existing officers of Tremor, who shall become the officers of New Systems upon completion of the Merger, shall serve at the discretion of the board of directors in accordance with the by-laws of New Systems and the terms of any employment agreement.

       There are no family relations among any of the new directors or executive officers to be appointed or nominated upon completion of the Merger.

       As of November 26, 2001, New Systems had not appointed a separate audit, compensation or options committee.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       On July 23, 2001, Tremor entered into a stock purchase agreement with RAM Venture, among others. Pursuant to the purchase agreement, in contemplation of the Merger, Tremor purchased from RAM Venture and KM Financial, Inc. 1,500,000 shares of pre-Merger New Systems Stock (the "Shares"). Pursuant to the terms of the Merger Agreement, immediately prior to the effective time of the Merger, the 1,800,000 shares of pre-Merger New Systems Stock purchased by Tremor will be surrendered for cancellation immediately prior to the Effective Date.

       On September 6, 2001, Tremor received a loan in the amount of $250,000, as evidenced by a promissory note of even date therewith in favor of RAM Venture and, after giving effect to the Merger, a warrant granted to RAM Venture to purchase up to an aggregate of 250,000 shares of New Systems Stock, at an exercise price of $0.30 per share. At November 26, 2001, the note had an outstanding principal balance of $125,000.

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

       Mr. Steven Oshinsky, President and Chief Executive Officer of Tremor and, after the Merger, New Systems, shall beneficially own directly, or may be deemed to beneficially own as General Manager of RAM Capital and through another entity controlled by him, 10,714,000 shares of New Systems Stock after the Merger (inclusive of, warrants, currently exercisable, to acquire an aggregate of 216,111 shares of New Systems Stock and conversion of shares of Tremor's Series A Preferred Stock held by RAM Capital immediately prior to the Merger). RAM Capital owns 5,000,000 shares of common stock of RAM Venture, representing 33% of the issued and outstanding shares of RAM Venture.

       Norman Becker, Frank R. Bauer and Diane Martini, each of whom is a director and an officer of New Systems and who voted unanimously in favor of the Merger Agreement and the transactions contemplated by the Merger, are each directors and officers of RAM Venture.

       After giving effect to the Merger, RAM Venture owns 610,000 shares of New Systems Stock (inclusive of warrants, currently exercisable, to acquire up to an aggregate of 250,000 shares of New Systems Stock).


                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

       Section 16(a) of the Exchange Act, as amended, requires New Systems' executive officers, directors and persons who beneficially own more than 10% of New Systems' common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish New Systems with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, New Systems believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock were complied with during fiscal 2001.


                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.


                                    NEW SYSTEMS, INC.



Dated:  November 29, 2001           By:/s/ Norman Becker
                                       -------------------------------------
                                       Name:   Norman Becker
                                       Title:  President


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